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                                                                      Exhibit 12



                        [BULL RUN CORPORATION LETTERHEAD]





                                December 15, 1999


BancBoston Robertson Stephens, Inc.
Suite 2600
555 California Street
San Francisco, California 94104
Attention:  Mr. Joseph A. Pellegrini, Principal

         Re:      PROPOSED ACQUISITION OF RAWLINGS SPORTING GOODS COMPANY, INC.

Dear Sir:

         We understand through our advisors, Prudential Securities Incorporated and Alston & Bird LLP, that they have been informed by you and Mr. Easton of Skadden Arps that the Finance Committee of the Board of Directors of Rawlings Sporting Goods Company, Inc. ("Rawlings") met today and determined to discontinue its discussions with Bull Run in favor of adopting and supporting Rawlings' management's three year plan. We understand that the Finance Committee's rationale is that Bull Run had not yet presented a fully financed proposal that would allow each shareholder of Rawlings who so desired to sell his, her or its stock at $10 per share.

         I am enclosing for your review a letter from each of [__________________](1) and [__________________](1) confirming that neither will participate in the proposed tender offer. Accordingly, our equity and debt financing is now 100% in place and more than sufficient to consummate our proposed acquisition. As you are aware from the package of information faxed to you last night, we have secured $100 million of debt financing as well as $41 million of equity financing ($16 million from Bull Run and $12.5 million from each of [__________________](2) and [__________________](2)) and $14.4 million of equity value in shares that are committed to not tendering ([__________________](1) and [__________________](1)). As a result, we have raised approximately $4.4 million in excess of the financing required to consummate our proposed acquisition, allowing all shareholders of Rawlings who so desire to sell their Rawlings shares at $10 per share.

         Another concern of the Finance Committee that has been identified to us generally is the removal of the going concern qualification from Arthur Andersen's audit opinion as filed with Rawlings 10-K. Based on our due diligence on this subject, we believe that Arthur Andersen will not remove this qualification until the funding of the GE Capital loan, regardless of whether or not a transaction with Bull Run (or anyone else) is pending.

         We understand from a conversation that Rich Easton had with Stephen Opler of Alston & Bird LLP around 11:00 a.m. this morning that Rich, and perhaps



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(1) The name of each of the stockholders has been redacted to maintain its confidentiality.
(2) The name of each of the equity financing sources has been redacted to maintain its confidentiality.


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BancBoston Robertson Stephens, Inc.
December 15, 1999
Page 2


the Finance Committee, has concerns about some of the terms of the [__________________](3) Financing Commitment included in our proposal of yesterday. We have communicated these comments to [__________________](3) and anticipate that most, if not all, of the comments can be favorably resolved very promptly.

         As you are aware, Bull Run has dedicated extraordinary efforts, including more than 4 months of time and over $1 million in expenses, in a singular purpose to maximize value for all shareholders and to secure the long-term competitive position of Rawlings. As one of Rawlings' largest shareholders, we are concerned that while we have attempted to structure such a value maximizing transaction on a cooperative basis with the Finance Committee and its advisors, we believe that the process has been unnecessarily adversarial and, as a result, we fear that our proposed transaction may not have been adequately considered.

         Prudential Securities Incorporated, our investment banking advisors, has assured us that our offer is fair from a financial perspective and we expect that Rawlings' financial advisors, BancBoston Robertson Stephens, Inc., has come to the same conclusion. We have been unflinching in our pursuit of the highest and best value for all shareholders despite many challenges imposed by Rawlings throughout the process. We have expended great sums of time and money to run the most thorough and most professional process possible. In fact, it is the level of our due diligence and that of our financing sources and partners that give us absolute comfort that the transaction will close as promptly as allowed by law.

         We are confident that this fully-financed transaction will be consummated timely and that it is the only way for Rawlings' shareholders to obtain the maximum value for their shares in either the short term or the long term. Rawlings shareholders should have the opportunity to accept or reject the proposal by their response to the tender offer. All of the information that we have available to us leads us to believe that the holders of a substantial majority of Rawlings' shares would tender their shares for $10 per share in cash.

         We would expect the opportunity to discuss this with you directly and completely. Certainly, we also would expect that you will not make any public announcement regarding this matter that would require us to amend Bull Run's
Schedule 13D, without first meeting with us. We hope that we can work together, cooperatively, to achieve this opportunity for all Rawlings shareholders.


                                       Sincerely yours,
                                       Bull Run Corporation


                                       /s/ Robert S. Prather, Jr.
                                       -----------------------------------------
                                       Robert S. Prather, Jr.
                                       President and CEO


cc:      Mr. Stephen W. Powell
         Mr. John L. Latham
         Mr. Stephen A. Opler

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(3) The name of the debt financing source has been redacted to maintain its confidentiality.